UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2001 and 2000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the "Plan") (formerly Venator Group 401 (k) Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 24, 2002

FOOT LOCKER 401(k) PLAN

Financial Statements and Supplemental Schedule

Index

FOOT LOCKER 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001			2000		
	Participant-Directed	Nonparticipant-Directed		Participant-Directed	Nonparticipant-Directed	
	Total Funds	Foot Locker Common Stock Fund	Total	Total Funds	Foot Locker Common Stock Fund	Total
Assets:						
Investments, at fair value	$ 34,367,180	$ 5,014,695	$ 39,381,875	$ 32,978,168	$ 4,668,098	$ 37,646,266
Receivables:						
Employer's contribution	-	1,327,496	1,327,496	-	1,204,754	1,204,754
Total assets	34,367,180	6,342,191	40,709,371	32,978,168	5,872,852	38,851,020
Liabilities:						
Excess contributions payable to participants	191,872	-	191,872	223,797	-	223,797
Net assets available for benefits	$ 34,175,308	$ 6,342,191	$ 40,517,499	$ 32,754,371	$ 5,872,852	$ 38,627,223

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2001 and 2000

	2001			2000		
	Participant-Directed	Nonparticipant-Directed		Participant-Directed	Nonparticipant-Directed	
	Total Funds	Foot Locker Common Stock Fund	Total	Total Funds	Foot Locker Common Stock Fund	Total
Additions:						
Additions to net assets attributed to:						
Investment income (loss):						
Net appreciation (depreciation) in fair value of investments	$ (3,424,998)	$ (29,201)	$ (3,454,199)	$ (1,275,947)	$ 2,880,827	$ 1,604,880
Dividends	538,709	-	538,709	1,917,491	-	1,917,491
Interest	80,191	-	80,191	65,409	-	65,409
Contributions:						
Participants'	9,235,163		9,235,163	8,780,297	-	8,780,297
Employer's	-	1,327,496	1,327,496	-	1,204,754	1,204,754
Total additions	6,429,065	1,298,295	7,727,360	9,487,250	4,085,581	13,572,831
Deductions:						
Deductions from net assets attributed to:						
Benefits paid to participants	(4,900,184)	(781,624)	(5,681,808)	(8,232,634)	(853,357)	(9,085,991)
Loan administrative & maintenance fees	(107,944)	(47,332)	(155,276)	(60,934)	-	(60,934)
Total deductions	(5,008,128)	(828,956)	(5,837,084)	(8,293,568)	(853,357)	(9,146,925)
Net increase	1,420,937	469,339	1,890,276	1,193,682	3,232,224	4,425,906
Net assets available for benefits:						
Beginning of year	32,754,371	5,872,852	38,627,223	31,560,689	2,640,628	34,201,317
End of year	$ 34,175,308	$ 6,342,191	$ 40,517,499	$ 32,754,371	$ 5,872,852	$ 38,627,223

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Foot Locker 401(k) Plan (the "Plan") (formerly Venator Group 401(k) Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan generally covering all U.S. employees of Foot Locker, Inc. (the "Company") and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. The Company changed its name to Foot Locker, Inc. and the Plan's name to Foot Locker 401(k) Plan, effective November 1, 2001. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours and who have enrolled in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

(b) Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 2% of pre-tax annual compensation for participants who meet the eligibility requirements. Each year, participants may contribute from 1% to 15% of pretax annual compensation, as defined in the Plan. In accordance with the Tax Reform Act of 1986, the maximum amount a participant can contribute under the Plan was $10,500 for 2001 and 2000. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Company's option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares, to be held in the Foot Locker Common Stock Fund.

(1), Continued

(b), continued

Matching contributions for 2001 and 2000 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan's year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2001 and 2000. In March 2002 and 2001, the Plan reimbursed certain participants for excess amounts contributed to the Plan during 2001 and 2000, respectively.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan net earnings. Allocations are based on participants' salary deferrals or account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's regular and discretionary matching contributions and earnings thereon is over a one to five-year period, and a participant will be 100% vested upon five years of credited service. Former participants of the Eastbay Plan with three or more years of service on January 1, 1998, will retain the Eastbay Plan's vesting schedule for existing and future Company matching contributions. The Eastbay Plan's vesting schedule is over a four-year period and a participant will be 50% vested after the third year and 100% vested after the fourth year.

(1), Continued

(e) Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of the following seven investment options.

Scudder Stable Value Fund - Funds are invested in a collective investment trust with a portfolio of guaranteed investment contracts, bank investment contracts, synthetic contracts, private placements and cash equivalents including traditional money market instruments. This fund is designed to have minimal fluctuation in principal value.

Scudder Growth and Income Fund - Funds are invested in a mutual fund with a diversified stock portfolio investing primarily in common stocks, preferred stocks, and securities convertible into common stock. The fund allocates its investments among different industries and companies and adjusts its portfolio securities for investment considerations and not for trading purposes.

Scudder Stock Index Fund - Funds are invested in a bank-maintained collective investment trust. The fund's objective is to match the total return of the Standard & Poor's 500 Stock Index.

Scudder Global Fund - Funds are invested in a mutual fund with a diversified portfolio of marketable securities, primarily equity securities, including common stocks, preferred stocks, and convertible debt securities. The fund invests on a worldwide basis in companies, which are incorporated in the U.S. or in foreign countries.

Scudder Pathway Balanced Portfolio – Funds are invested in a mix of Scudder stock, bond and stable value mutual funds. The portfolio provides built-in diversification and the growth potential of equity investments mixed with the income potential of fixed-income investments.

(1), Continued

(e),continued

Managers Special Equity Fund – Funds are invested primarily in equity securities expected to have superior earnings and growth potential. The fund invests at least 65% of its assets in equity securities of small-to-medium capitalization companies with emphasis placed on those with market capitalizations of under $1 billion.

Foot Locker Common Stock Fund - Funds are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

The Scudder New England Guaranteed Fund is in the general account of and is included in the general assets of the New England Mutual Life Insurance Company ("New England") and earns a guaranteed rate of interest. Under the agreement between Eastbay, Inc. (a wholly owned subsidiary of the Company) and New England, these monies cannot be transferred to other funds within the Plan until the contracts expire. The contracts are for a term of seven years and expire annually until 2004 or earlier, at the discretion of New England. As the contracts expire, the monies are rolled over into an equivalent fixed income fund, which is currently the Stable Value Fund and the participants can then reallocate the funds at their discretion. The New England Fund is not available for additional investments.

Participants may change their investment options quarterly.

(f) Participant Loans Receivable

Participants may borrow from their fund accounts once each year a minimum of $500 (effective January 1, 2002, the minimum loan amount will be $1,000) up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution, as approved by the Retirement Plan Committee of the Company's Board of Directors. Principal and interest is paid ratably through regular payroll deductions.

(1), Continued

(g) Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. Effective May 1, 2000, a participant may elect to have the investment in the Foot Locker Common Stock Fund and vested Company matching contributions distributed in either cash or Foot Locker Shares. Previously, the investment in the Foot Locker Common Stock Fund and vested Company matching contributions were paid only in Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

***(h)* Expenses of Administering the Plan**

To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements, except for certain loan initiation and maintenance fees paid by the participants.

(i) *Forfeitures*

Forfeitures are allocated as of the last day of the Plan year. Forfeitures shall be used to pay for administrative expenses of the Plan (except for certain loan initiation and maintenance fees paid by the participants) and then to reduce future matching contributions. In 2001 and 2000 all administrative expenses were paid from forfeited non-vested accounts, with the exception of an additional $56,792 in 2000 that was paid by the Company. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $58,321 and $96,555, respectively.

(2) Summary of Accounting Principles

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and changes therein and disclosure of contingent assets and liabilities. Actual results are not expected to differ significantly from those estimates.

(b) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment contracts and guaranteed investment contracts are valued at contract value, which approximates fair value. The Foot Locker Shares are valued at quoted market price. Participant loans are valued at cost, which approximates fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS No. 133"). SFAS No. 133, as amended by SFAS No. 137 and No. 138, is effective for the Plan as of January 1, 2001. SFAS No. 133 requires that all derivatives be reported at fair value and changes in fair values be recorded in earnings. As such, the effective portion of the gain or loss will be reported as a component of net appreciation (depreciation) in fair value of investments. Management has determined that the impact of SFAS No. 133 on the Plan's financial statements was immaterial.

(3) Investments

The following investments represent five percent or more of the Plan's net assets.

	December 31,			
		2001		2000
Scudder Stable Value Fund 4,902,459 and 3,990,151 shares, respectively	$	4,902,459	$	3,990,151
Scudder Growth and Income Fund 408,338 and 372,521 shares, respectively	$	8,599,600	$	8,996,377
Scudder Stock Index Fund 212,234 and 196,836 shares, respectively	$	6,942,159	$	7,326,237
Scudder Global Fund 185,092 and 167,103 shares, respectively	$	4,018,354	$	4,464,985
Scudder Pathway Balanced Portfolio 378,348 and 198,751 shares, respectively	$	4,029,406	$	2,392,958
Foot Locker Common Stock Fund 503,334 and 493,978 shares, respectively	$	* 7,877,151	$	** 7,656,658

* 320,428 shares, or $5,014,695 nonparticipant-directed
** 300,809 shares, or $4,662,540 nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(3,454,199) and by $1,604,880 in 2001 and 2000, respectively, as follows:

		2001		2000
Mutual funds	$	(3,469,848)	$	(2,918,453)
Common stock		15,649		4,523,333
	$	(3,454,199)	$	1,604,880

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5) Tax Status

The Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated October 24, 1997. The Plan has been amended since receiving the determination letter and the Company applied for a determination letter from the Internal Revenue Service with respect to subsequent Plan amendments in December 2001. The Plan Administrator believes that the Plan is currently designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6) Concentrations of Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

(7) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Scudder Kemper Investments, Inc. Scudder Trust Company, an affiliate of Scudder Kemper Investments, Inc., is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Form 5500:

	2001	2000
Net assets available for benefits per the Financial statements	$ 40,517,499	$ 38,627,223
Amounts allocated to withdrawing participants	-	(49,205)
Net assets available for benefits per the Form 5500	$ 40,517,499	$ 38,578,018

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 and 2000 to Form 5500:

	2001	2000
Benefits paid to participants per the financial statements	$ 5,681,808	$ 9,085,991
Add: Amounts payable at December 31	-	49,205
Less: Amounts payable at December 31	(49,205)	-
Benefits paid to participants per the Form 5500	$ 5,632,603	$ 9,135,196

All amounts for benefit claims of withdrawing participants that were approved in 2001 were processed, paid and recorded as of December 31, 2001.

(9) Subsequent Events

Effective January 1, 2002, the Retirement Plan Committee appointed the Sterling Trust Company as the trustee of the Plan, replacing Scudder Trust Company ("Scudder"). Paine Webber was selected to be the new investment advisor, BISYS was selected to be the new recordkeeper and OppenheimerFunds was selected to provide investment management services to the Plan. All of the Plan's assets were liquidated by Scudder and transferred to BISYS on January 1, 2002.

Effective January 1, 2002, the maximum allowable salary reduction contribution was increased to 25% of pre-tax annual compensation, to allow participants to direct employee contributions in1% increments within their investment options and to allow participants to direct their investment allocations with 1% increments.

FOOT LOCKER 401(k) PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
as of December 31, 2001

	Description of investment	Cost	Market value
*	Scudder Stable Value Fund	$ 4,902,459	$ 4,902,459
*	Scudder Growth and Income Fund	10,204,985	8,599,600
*	Scudder Stock Index Fund	6,669,380	6,942,159
*	Scudder Global Fund	5,168,582	4,018,354
*	Scudder Pathway Balanced Portfolio	4,561,426	4,029,406
*	Managers Special Equity Fund	1,917,817	1,746,548
*	Scudder New England Guaranteed Fund	60,287	60,287
*	Foot Locker Common Stock Fund	5,544,575	7,877,151
* (1)	Participant loans receivable	-	1,205,911
		$ 39,029,514	$39,381,875

* Party-in-interest as defined by ERISA

(1) 526 loans were outstanding at December 31, 2001, bearing interest rates ranging from 9.5% to the current rate of 5.5% for newly issued loans.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed on behalf of the Plan by the undersigned hereunto duly authorized.

FOOTLOCKER 401(K) PLAN

By: [signature]
Scudder Trust Company
Trustee of the Plan

Date: June 24, 2002

FOOT LOCKER, INC.

INDEX OF EXHIBITS

Exhibit No. in Item 601 of Regulation S-K	Description
23	Consent of Independent Auditors

345 Park Avenue
New York, NY 10154

Consent of Independent Auditors

Foot Locker 401(k) Plan Administrator:

We consent to incorporation by reference in the Registration Statements Numbers 33-10783, 33-91888, 33-91886, 33-97832, 333-07215, 333-21131, 333-62425, 333-33120, 333-40156 and 333-41058 on Form S-8 of our report dated June 24, 2002 relating to the statements of net assets available for benefits of the Foot Locker 401(k) Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in this Annual Report of the Foot Locker 401(k) Plan on Form 11-K.

KPMG LLP

New York, New York
June 24, 2002